

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 9, 2015

Via E-mail
Anthony G. Morrow, Esq.
Corporate Secretary
Four Corners Property Trust, Inc.
1000 Darden Center Drive
Orlando, Florida 32837

>   **Re: Four Corners Property Trust, Inc.**
>   **Amendment No. 1 to Form 10**
>   **Filed September 24, 2015**
>   **File No. 001-37538**

Dear Mr. Morrow:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2015 letter.

Dividend Policy, page 54

1.   Your presentation of the cash you expect to be available for distribution is based on funds from operations. We have accepted funds from operation as a performance measure. See our Compliance and Disclosure Interpretation 102.01. Your discussion of your dividend policy should be revised so that it is not implied that your dividend will be based solely on funds from operations. Please revise your disclosure in this section to provide an appropriate presentation of your expected cash available for distribution.

Four Corners' Unaudited Pro Forma Consolidated Financial Data, page 59

2.   We note your response to comment 14 of our letter. To the extent that you are able to estimate the Purging Distribution, please revise your filing to disclose this estimate and

the basis for your estimate. To the extent you are not able to estimate the Purging Distribution, revise to disclose that fact and tell us why you are not able to provide an estimate at this time.

3.   We note you do not give effect to the Transition Services Agreement. Please tell us the expected term of this agreement and the anticipated expense associated with this agreement.

Business and Properties

Four Corners Properties Summary, page 87

4.   We note that "Average Lease Expiration Date" is defined as the average ending date of the Lease if all available renewals are exercised. We further note your disclosure elsewhere in the document indicating that your Leases generally allow renewals at the option of the tenant. Please revise your disclosure in this table to also show the average lease expiration date assuming no renewals are exercised.

Leases with Darden, page 92

5.   We note your disclosure that, under your Leases, Darden will have a right of first offer with respect to your sale of any Property and you will be prohibited from selling any Properties to (i) any nationally recognized casual or fine dining brand restaurant or entity operating the same or (ii) any other regionally recognized casual or fine dining brand restaurant or entity operating the same, with 25 or more units. Please revise your disclosure under "Risk Factors" to specifically address risks arising from this arrangement, including without limitation the potential impact on your ability to sell the Properties, to the extent you believe such risks to be material.

Management

Executive Officers, page 97

6.   Please revise your disclosure for each executive officer to provide the dates of employment for the past five years. Refer to Item 401(e) of Regulation S-K.

Employment Agreements with Named Executive Officers, page 102

7.   We note that you have entered into employment agreements with Messrs. Lenehan, Morgan, and Brat. It appears that these employment agreements may be material contracts required to be filed under Item 601(b)(10) of Regulation S-K. If so, please include these agreements in your exhibits to the Form 10.

You may contact Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Laura A. Kaufmann Belkhayat
         Joseph Coco
         Skadden, Arps, Slate, Meagher & Flom LLP